Exhibit 99.1

Beamr teams with NVIDIA to accelerate Beamr technology on NVIDIA GPUs

Herzeliya, Israel, March 27, 2023 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (Nasdaq: BMR) Today, Beamr is announcing that its video encoding technology, which enables significant reduction in video bitrate while maintaining visual quality, officially supports NVIDIA GPU acceleration, offering up to 10x faster encoding speed on NVIDIA GPUs compared to CPUs.

Beamr’s optimization was previously required to be run offline for an entire content library to benefit from large video file size reduction before being able to stream it. Businesses running Beamr on NVIDIA GPUs can now benefit in real time from storage and bitrate gains for live video streams, preserving quality for optimal user experience.

Beamr on NVIDIA GPU supports AVC, HEVC and royalty-free AV1, spanning across the three leading video codec standards available on the market, serving all needs up to 8K HDR quality. NVIDIA GPUs are available on all major cloud platforms.

“Working closely with NVIDIA for the past two years, we are thrilled to offer a real-time video optimization solution that delivers up to 10x performance at an affordable cost. With our recent NASDAQ introduction, we plan to develop a cloud-based Software-as-a-Service (SaaS) with highly competitive pricing, making video optimization accessible to everyone at blazing speed thanks to our collaboration with NVIDIA,” said Sharon Carmel, Founder and CEO of Beamr.

“NVIDIA has provided GPU-accelerated video encoding technology for over a decade, and now we are opening our API to allow more custom control of our hardware,” said Bob Pette, vice president of professional visualization at NVIDIA. “Beamr is the first to adopt this technology, and combining high-performance NVIDIA GPU video encoding with Beamr’s technology will provide content providers with significant bitrate and storage reduction without compromising on livestreaming quality.”

50 enterprise customers are already using the Beamr platform. The company expects the launch of its new SaaS service, with beta planned in Q3 2023, to attract a large number of new customers.

About Beamr

Beamr (Nasdaq: BMR) is the world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-262904), dated February 27, 2023 and filed with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

Danny Sandler, Chief Financial Officer
investorrelations@beamr.com